FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 12 and 15(d) of the Securities Exchange Act of 1934.


                                                   Commission File Number 103571

                          LONG ISLAND LIGHTING COMPANY
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             (Exact name of registrant as specified in its charter)

  333 Earle Ovington Blvd., Suite 403, Uniondale, New York 11553 (516)222-7700
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          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Debentures:

   6.25% Series 2001         7.00% Series Due 2004        9.00% Series Due 2022
 7.05% Series Due 2003       7.125% Series Due 2005       8.20% Series Due 2023

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            (Title of each class of securities covered by this Form)

                                      NONE
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)         [ ]      Rule 12h-3(b)(1)(ii)        [ ]

Rule 12g-4(a)(1)(ii)        [ ]      Rule 12h-3(b)(2)(i)         [ ]

Rule 12g-4(a)(2)(i)         [ ]      Rule 12h-3(b)(2)(ii)        [ ]

Rule 12g-4(a)(2)(ii)        [ ]      Rule 15d-6                  [ ]

Rule 12h-3(b)(1)(i)         [X]


Approximate number of holders of record as of the certification or notice date:
237 as of March 15, 2000
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      Pursuant to the  requirements of the Securities  Exchange Act of 1934 Long
Island Lighting Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  March 16, 2000             By:/s/David Warren
                                     -----------------------------------------
                                     Name:  David Warren
                                     Title: Chief Financial Officer